March 15, 2012	425 MARKET STREET SAN FRANCISCO CALIFORNIA 94105-2482 TELEPHONE: 415.268.7000 FACSIMILE: 415.268.7522 WWW.MOFO.COM

MORRISON & FOERSTER LLP

NEW YORK, SAN FRANCISCO,

LOS ANGELES, PALO ALTO,

SACRAMENTO, SAN DIEGO,

DENVER, NORTHERN VIRGINIA,

WASHINGTON, D.C.

TOKYO, LONDON, BRUSSELS,

BEIJING, SHANGHAI, HONG KONG,

SINGAPORE

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission		Writer’s Direct Contact 415.268.6617 BParris@mofo.com
100 F Street, N.E.
Mail Stop 3030
Washington, D.C. 20549

Re:	Starburst II, Inc.
Registration Statement on Form S-4
Filed February 4, 2013
File No. 333-186448

Dear Mr. Spirgel:

We enclose herewith, on behalf of Starburst II, Inc. (the “Company”), clean and marked copies of Amendment No. 1 to the Registration Statement on Form S-4 (“Amendment No. 1”), together with responses to the comments raised by the Staff of the Securities and Exchange Commission (the “Staff”) in its comment letter dated March 1, 2013. Amendment No. 1 incorporates responses to the Staff’s comments. Below we have noted the Staff’s comments in bold face type and the Company’s responses in regular type.

General

1.	Please adhere to updating requirements for financial statements and pro forma periods presented of target reporting companies.

Response: The Company confirms that the financial statements and pro forma periods presented have been and will be updated, as necessary, to comply with requirements.

Questions and Answers About the SoftBank Merger, page Q-1

Q: As a Sprint stockholder, what will I receive in the SoftBank Merger?

2.	Please disclose the proration and allocation rules that will apply, enabling shareholders to easily calculate exactly what they will receive, and the conditions and caps to which such receipt will be subject.

Response: The Company has revised the disclosure on pages Q-1 and Q-2 in response to the Staff’s comment.

Larry Spirgel

March 15, 2013

Page Two

Q: What vote of Sprint’s stockholders is required to approve each proposal?

3.	We note your disclosure in the second full paragraph on page Q-9. Please present this discussion in the Summary section beginning on page 1.

Response: The Company has revised the disclosure on page 18 in response to the Staff’s comment.

Summary of the Proxy Statement-Prospectus, page 1

4.	We note your disclosure in the second full paragraph on page 4 regarding your advisors’ opinions that are dated as of October 15, 2012. Please disclose whether there have been any material changes in Sprint’s operations, performance, or in any of the projections or assumptions upon which your advisors based their opinion or whether you expect such changes to occur before your meeting.

Response: All material events that have occurred with respect to Sprint since the date of the Merger Agreement have been disclosed in the proxy statement, either directly or through incorporation by reference. With respect to future events prior to the Sprint meeting, Sprint will continue to make disclosures with respect to Sprint and its operations and performance to the extent required by the federal securities laws or Kansas law.

The disclosure in the proxy statement sets forth the material limitations and assumptions upon which Sprint’s financial advisors based their opinions, including the fact that such opinions were based solely upon the information available to the financial advisors as of October 15, 2012, the date on which their respective written opinions were rendered. The proxy statement notes that such opinions do not take into account or reflect, and the financial advisors were not asked to take into account or reflect, any changes or developments occurring subsequent to October 15, 2012, including the proposed Clearwire Acquisition or any effect which the proposed Clearwire Acquisition might have on any financial scenario analyses, forecasts or projections.

Similar disclosure regarding the timeframe in which the internal financial scenarios is also included in the proxy statement, which states that the internal financial scenarios included in the proxy statement do not take into account any circumstances or events occurring after the date on which they were prepared and do not give effect to the Transactions contemplated by the Merger Agreement, including the SoftBank Merger.

Larry Spirgel

March 15, 2013

Page Three

The disclosure of the material assumptions and limitations underlying the opinions of Sprint’s financial advisors and the internal financial scenarios provides sufficient information for Sprint shareholders to evaluate the value of such opinions and scenarios in their consideration of whether to vote in favor of the SoftBank Merger. Sprint is not aware of any obligation under SEC rules to request updated opinions from its financial advisors or to prepare and provide updated internal financial scenarios, and Sprint does not intend to do so. The opinions and financial scenarios that are included in the proxy statement are those that were relied on by the Sprint board of directors when it determined to recommend the SoftBank Merger, and the Sprint board of directors has not determined to change that recommendation.

5.	We note your illustrations on pages 5 and 6. Please also show separately the Equity Contribution of $4.9 billion (we note it is part of the $17.04 billion on page 5) and the Warrant.

Response: The Company has revised the illustration on page 5 in response to the Staff’s comment.

6.	We note your disclosure in the penultimate paragraph on page 18 refers the reader to the Risk Factor section. Please revise to summarize the material risks.

Response: The Company has revised the disclosure on pages 19 and 20 in response to the Staff’s comment.

Background of the Merger, page 78

7.	We note your discussion does not disclose trading prices of your stock during key points of the negotiations. Please revise to incorporate the trading prices of your stock into your discussion.

Response: The Company has revised the disclosure on pages 79 through 87 in response to the Staff’s comment.

8.	We note your disclosure in the first paragraph on page 78 regarding your discussions with Company W. Please provide more details on your discussions and explain why the discussions did not result in a transaction. Expand your disclosure to include any discussions with Softbank regarding potential transactions with Company W.

Larry Spirgel

March 15, 2013

Page Four

Response: The Company has revised the disclosure on page 79 in response to the Staff’s comment.

9.	Further, please explain why the discussions with Company X did not result in a transaction.

Response: The Company has revised the disclosure on page 79 in response to the Staff’s comment.

10.	We note your disclosure in the first full paragraph on page 80. Please disclose the results of the in person meeting and discussion.

Response: The Company has revised the disclosure on page 81 in response to the Staff’s comment.

11.	We note your disclosure in the third full paragraph on page 80. Please provide more details on the strategic alternatives and various transaction scenarios that helped determine whether the September 11 Proposal was the best available transaction and explain why Sprint prioritized discussions with Softbank.

Response: The Company has revised the disclosure on page 81 in response to the Staff’s comment.

12.	We note your disclosure in the first full paragraph on page 81. Please provide more details on the parties’ discussions.

Response: The Company has revised the disclosure on page 82 in response to the Staff’s comment.

13.	We note your disclosure in the third full paragraph on page 81. Please provide more details on the discussion on the convertible debt and financial models.

Response: The Company has revised the disclosure on page 82 in response to the Staff’s comment.

14.	We note your disclosure in the fourth full paragraph on page 81. Please provide more details on the Finance Committee’s meeting.

Response: The Company has revised the disclosure on page 82 in response to the Staff’s comment.

Larry Spirgel

March 15, 2013

Page Five

15.	We note your disclosure in the sixth full paragraph on page 81. We note at the meeting various alternatives for Sprint were considered. Please provide more details on these discussions. Further, we note discussions were held regarding various companies in the telecommunications industry and their potential business combinations with Sprint. Please provide more details on these discussions.

Response: The Company has revised the disclosure on page 83 in response to the Staff’s comment.

16.	We note your disclosure in the last paragraph on page 81. Please provide more details on the protections for minority shareholders.

Response: The Company has revised the disclosure on page 83 in response to the Staff’s comment.

17.	We note your disclosure in the first paragraph on page 82. Please discuss in more depth the various alternatives to the structure of the initial investment and other fees.

Response: The Company has revised the disclosure on page 83 in response to the Staff’s comment.

18.	We note your disclosure in the third full paragraph on page 82. We note there was a discussion regarding key issues such as structure, financing, minority protections etc. Please disclose in more detail these discussions.

Response: The Company has revised the disclosure on page 84 in response to the Staff’s comment.

19.	We note your disclosure in the last paragraph on page 82. Sprint management and its financial advisors made presentations and expressed preliminary views and Skadden made presentations as well on certain deal points. Please provide more details on the board’s consideration of these issues such that the board was generally supportive of the transaction.

Response: The Company has revised the disclosure on page 84 in response to the Staff’s comment.

20.	We note your disclosure in the first paragraph on page 83. Please disclose the details of the economic terms discussed.

Larry Spirgel

March 15, 2013

Page Six

Response: The Company has revised the disclosure on page 85 in response to the Staff’s comment.

21.	We note your disclosure in the second full paragraph on page 84. We note Sprint board of directors received an update on the status of discussions and a summary of various agreements and related open issues. Please provide more details on the update and summary.

Response: The Company has revised the disclosure on page 86 in response to the Staff’s comment.

22.	We note your disclosure at the top of page 85 regarding the Sprint board of directors’ review of the minority stockholder protections. Please provide more details of this review.

Response: The Company has revised the disclosure on page 87 in response to the Staff’s comment.

Summary of Financial Analyses of Sprint’s Financial Advisor, page 96

23.	We note the term “Transactions” is used throughout this section. Page 4 suggests this term is “defined below,” but it appears only to be defined in the annexes (D, E, and F) that contain the opinions of the advisors. Please define this term more prominently.

Response: The Company respectfully advises the Staff that the term “Transactions” is defined on page 13, and the Company has revised the disclosure on page 4 to direct the reader to that page.

24.	We note the disclosure in the last paragraph on page 91, first paragraph on page 94, and penultimate paragraph on page 95 where the advisors do not express their views on, and their opinions do not address, any other term or aspect of the Transactions including the Bond Purchase Transaction, Warrant Transaction, the Equity Contribution or Clearwire Acquisition. However, as discussed on page 97 regarding the Illustrative Total Market Value Analysis and on page 98 regarding the Illustrative Pro Forma Discounted Cash Flow Analysis, it appears the implied Aggregate Merger Consideration takes into account these Transactions. Please advise and revise as necessary.

Response: The Company respectfully advises the Staff that the Company believes the existing disclosure is accurate. The Staff is correct that the amount of the implied Aggregate Merger Consideration is impacted by the Bond Purchase Transaction, the

Larry Spirgel

March 15, 2013

Page Seven

Warrant Transaction and the Equity Contribution, but Sprint’s financial advisors did not express an independent view on these transactions, and their opinions did not address these transactions. In addition, the Company respectfully advises the Staff that the Clearwire Acquisition did not impact or in any way affect the implied Aggregate Merger Consideration. For these reasons, the Company does not believe any revisions are necessary.

Illustrative Implied Stock Price Premiums, page 98

25.	We note Sprint’s financial advisors calculated the premiums of the implied values of the per share Aggregate Merger Consideration to certain stock price metrics. Please disclose whether the advisors noted anything after making these calculations. In this regard, we note your disclosure in the third full paragraph on page 98 that the advisors compared the implied values of the Aggregate Merger Consideration to the standalone values of Sprint. Further, disclose whether the implied values exceeded all of the stock price metrics.

Response: The Company has revised the disclosure on page 101 in response to the Staff’s comment.

Illustrative Standalone Discounted Cash Flow Analyses, page 99

26.	We note on page 99 the advisors calculated a range of implied prices of Sprint common stock as of June 30, 2012 and June 30, 2013 on a standalone basis. Please disclose whether the advisors noted anything after comparing the implied values of the Aggregate Merger Consideration to these standalone values. Further, disclose whether the implied values of the Aggregate Merger Consideration fell within or outside the range of implied standalone values.

Response: The Company has revised the disclosure on page 101 in response to the Staff’s comment.

Trading Statistics of Selected US Carriers Analysis, page 99

27.	We note from the first paragraph under the table on page 100 that the advisors calculated a range of implied prices per share of Sprint common stock. Please disclose how these implied prices compared to the implied values of the Aggregate Merger Consideration. Further, disclose whether these implied standalone prices were exceeded by the implied values of the Aggregate Merger Consideration.

Larry Spirgel

March 15, 2013

Page Eight

Response: The Company has revised the disclosure on pages 102 and 103 in response to the Staff’s comment.

Selected Precedent Transactions Analysis, page 100

28.	We note the advisors did not consider transactions prior to 2010 because of substantial changes in the industry and markets generally. Please provide more detail on these changes.

Response: The Company has revised the disclosure on page 103 in response to the Staff’s comment.

29.	We note the discussion in this Analysis seems to use a defined term “Transaction” that does not appear to be defined before and may be confusing with Transactions which is defined in another part of your filing. Please advise.

Response: The Company advises the Staff that the disclosure on page 103 has been revised to remove reference to the capitalized term “Transaction.”

30.	We note from the third full paragraph on page 101 Sprint’s financial advisors made qualitative judgments. Please provide more detail on these judgments, including all assumptions used and projections considered.

Response: The Company respectfully advises the Staff that in the fifth full paragraph on page 103, the Company has already disclosed that there are “inherent differences in the business, operations, financial conditions and prospects” of Sprint and the companies included in the selected precedent transaction analysis. Therefore, the Company does not believe additional disclosure with respect to the qualitative judgments made by Sprint’s financial advisors concerning the differences between the characteristics of the selected precedent transactions and the proposed Transaction would be material to shareholders. In addition, the Company does not believe it would be practical or material to shareholders to list with specificity all of the differences between the proposed Transactions and the selected precedent transactions.

31.	We note the first table on page 101 discloses an implied price per share for standalone Sprint. Please disclose whether the advisors noted anything after comparing the implied values of the Aggregate Merger Consideration to these standalone values and whether the implied values of the Aggregate Merger Consideration fell within or outside the range of implied standalone values.

Larry Spirgel

March 15, 2013

Page Nine

Response: The Company has revised the disclosure on page 103 in response to the Staff’s comment.

Illustrative Premiums Paid, page 101

32.	We note your disclosure in the penultimate paragraph that Sprint’s financial advisors considered factors to select a range of premiums. Please provide more details on these factors.

Response: The Company has revised the disclosure on page 104 in response to the Staff’s comment.

33.	We also note you disclose the implied prices of Sprint based on the Illustrative Premiums Paid analysis. Please disclose whether the advisors noted anything after comparing the implied values of the Aggregate Merger Consideration to these standalone values and whether the implied values of the Aggregate Merger Consideration fell within or outside the range of implied standalone values.

Response: The Company has revised the disclosure on page 104 in response to the Staff’s comment.

Illustrative Equity Research Future Stock Price Targets, page 102

34.	Please disclose the name of the research analyst, their price targets for Sprint, and the price target achievement date.

Response: The Company has revised the disclosure on page 104 in response to the Staff’s comment.

Unaudited Pro Forma Condensed Combined Financial Information, pages 23 - 40

35.

We note your disclosure on page 65 that with Sprint’s acquisition of Eagle River’s equity interest in Clearwire on December 11, 2012 caused Sprint’s voting interest in Clearwire to exceed 50%, indicating that it obtained control of the company. Please clarify for us how Sprint’s possible consolidation of

Larry Spirgel

March 15, 2013

Page Ten

Clearwire as of December 31, 2012 will affect your pro forma presentation of the Clearwire acquisition.

Response: On December 11, 2012, Sprint purchased the equity holdings of one of Clearwire’s equityholders, Eagle River Holdings, LLC (“Eagle River”) for $100 million in cash. These holdings represented 30.9 million shares of Clearwire Corporation Class A Common Stock and 2.7 million shares of Clearwire Communications LLC Class B Interests. After the purchase, Sprint held a 50.4% non-controlling voting interest and a 2.1% non-controlling economic interest in Clearwire Corporation, as well as a 48.3% non-controlling economic interest in Clearwire Communications LLC.

Investments where Sprint maintains majority ownership but lacks the ability to exercise control over operational and financial policies of an investee are accounted for using the equity method. Sprint’s investment in Clearwire Corporation and its consolidated subsidiary Clearwire Communications LLC (together, “Clearwire”), before and after Sprint’s acquisition of Eagle River’s interest in Clearwire, does not provide Sprint with a controlling vote or the ability to control operating and financial policies of Clearwire based on the existing governance structure. A primary objective of Sprint’s proposed acquisition of the interests currently not owned by Sprint, and thus the strategic purpose of Sprint’s proposal to acquire the remaining interests in Clearwire, is to eliminate the substantive participatory governance rights by minority holders in Clearwire and provide Sprint with the ability to obtain control of Clearwire, including the ability to have full decision-making capabilities.

The Company refers the Staff to the pre-clearance memorandum dated June 25, 2008 and July 17, 2008 regarding the formation of Clearwire and specific accounting matters, including Sprint’s accounting for its investment in Clearwire under the equity method when Sprint held a greater than 50% voting interest. In particular, Sprint provided the Staff with a detailed analysis of Clearwire’s governance structure, its committee compositions and the rights of minority equityholders. At the time of the preclearance memorandum, Sprint concluded, and the Staff did not object, that given the substantive participating rights of the minority interest holders, a majority voting interest in Clearwire does not provide Sprint with control of Clearwire. Sprint’s agreements with Clearwire have not been materially modified since formation, and Sprint has not obtained any incremental rights over Clearwire’s governance structure.

Before and after Sprint’s acquisition of Eagle River’s interest in Clearwire, Sprint does not maintain the unilateral ability to (i) select, terminate or set the compensation

Larry Spirgel

March 15, 2013

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of Clearwire management responsible for implementing Clearwire’s operating policies and procedures or (ii) establish operating and capital decisions of Clearwire, including budgets, in the ordinary course of business.

Sprint will continue to account for its ownership interests in Clearwire under the equity method of accounting given the substantive participative governance rights provided to the minority holders in Clearwire, which restrict Sprint from exerting control over Clearwire’s operations, until such time that Sprint obtains those rights.

Note 4—Unaudited Prom Forma Adjustments, pages 32 - 36

Unaudited Pro Forma Condensed Combined Balance Sheet Adjustments, page 32

36.	In regard to your purchase price allocation on page 34, please provide further supporting disclosure for each purchase price adjustment to net tangible and intangible asset acquired and liability assumed. This disclosure should explain in greater detail what the adjustment represents and how the increase or decrease was determined, including a brief explanation of the factors and assumptions involved in the calculation. For example, please disclose the various components of the increase in “Long-term debt, financing and capital lease obligations” and how their fair values were determined.

Response: In response to the Staff’s comment, the Company has added disclosures in Note 1 on page 31 to provide additional information regarding the general valuation basis used to estimate fair value for the material assets acquired and assumed. In addition, the Company has revised the disclosures associated with the purchase price allocation in footnote 5(i), items (i) through (x), to provide greater detail of the nature of the adjustment, how the adjustment was determined and the factors and assumptions involved.

Unaudited Pro Forma Condensed Combined Statements of Operations Adjustments, pages 34 - 36

37.	In regard to footnote 4(j), please disclose and explain to us why the deferred revenues and costs are being eliminated. You should explain how the elimination is factually supportable and directly related to the transaction.

Response: The Company advises the Staff that deferred activation fees and costs are not eligible for recognition in purchase accounting as they represent amounts collected and incurred in prior periods for which there is no future performance obligation or economic benefit, as applicable, by a market participant. Accordingly, in accordance with authoritative guidance on accounting for business combinations,

Larry Spirgel

March 15, 2013

Page Twelve

this elimination is directly related to the acquisition of Sprint and factually supportable. The Company has revised the disclosure in footnote 5(j) on page 35 in response to the Staff’s comment.

38.	In regard to footnote 4(k), please disclose and explain to us whether the preliminary fair value adjustments are being made to Sprint’s operating or capital lease agreements and how you determined that the fair value of those leases resulted in a decrease in expense.

Response: The preliminary purchase price allocation includes an adjustment to Sprint’s operating lease agreements, which contain terms that are unfavorable relative to market terms of comparable leases at December 31, 2012. In accordance with ASC 805-20-25-12, Starburst II will recognize a liability on the acquisition date that will be amortized to rent expense on a straight-line basis over the remaining lease term. The liability will be measured as the present value of the rent differential (i.e. the difference between future cash flows under the contractual lease terms and current market rates) using a discount rate commensurate with the risks involved. As these pro forma financial statements assume the acquisition occurred on January 1, 2012, the amortization of the unfavorable lease liability results in a reduction in rent expense in the unaudited pro forma condensed combined statements of operations. In response to the Staff’s comment, the Company has revised the disclosure in footnote 5(k) on page 35 to clarify the nature of the adjustment.

39.	Please quantify in footnote 4(l) the anticipated effect on depreciation expense resulting from the purchase price adjustment to the iDEN network assets and explain to us why this will not have a continuing impact. Also disclose the preliminary assigned value of the iDEN network and the total amount of the adjustment to Sprint’s carrying value.

Response: The preliminary value assigned to Nextel (iDEN) network equipment and software was $80 million, which represented a step down of $772 million from Sprint’s carrying value at December 31, 2012. As the estimated remaining useful life of the Nextel network assets as of January 1, 2012 is approximately 18 months, the anticipated effect of the fair value adjustment on depreciation expense would result in a decrease of approximately $514 million for the year ended December 31, 2012.

SEC Regulation S-X, Article 11, indicates that pro forma adjustments related to the pro forma condensed income statement shall include adjustments that are (i) directly attributable to the transaction, (ii) expected to have a continuing impact on the registrant, and (iii) factually supportable.

Larry Spirgel

March 15, 2013

Page Thirteen

The Company did not record a pro forma adjustment for this item in the unaudited pro forma condensed combined statements of operations because it is not considered to have a continuing impact on the operations of the Company (due to the planned shut down of the Nextel network on June 30, 2013) and therefore would not appropriately represent depreciation expense to be recognized on a recurring basis in the post-acquisition periods. The Company has revised the disclosure in footnote 5(l) on page 35 in response to the Staff’s comment.

40.	Please expand the information in footnote 4(m) to separately quantify the amount assigned to postpaid customers, prepaid customers, and trade names. Also, explain to us why reacquired rights were adjusted by approximately $820 million.

Response: The Company advises the Staff that Sprint’s historical carrying value of reacquired rights, which were related to prior acquisitions of Sprint’s affiliates, were adjusted to zero because the tradename to which the prior reacquisition of rights relates was included in the estimated fair value of tradenames in the preliminary purchase price allocation. The Company has revised the disclosure in footnote 5(m) on page 36 in response to the Staff’s comment.

41.	In regard to footnote 4(n), it appears that the preliminary purchase price allocation increased the reported amount of Sprint’s outstanding debt. Please clarify in the footnote and explain to us how this resulted in a decrease in interest expense.

Response: The Company confirms that the preliminary purchase price allocation resulted in an increase in the carrying amount of Sprint’s debt. The estimated fair value of the debt was determined based upon quoted prices in active markets or by using other observable inputs that are derived principally from or corroborated by observable market data. The difference between the carrying value of the debt and its fair value was due to numerous factors, including recent improvements in our credit ratings to certain of our outstanding obligations by the rating agencies. The adjustment to fair value the debt resulted in the recognition of a net debt premium that should be amortized over the remaining period to maturity for each individual issuance. In accordance with ASC 835-30-45-3, amortization of a debt premium is reported as interest expense. This effectively results in the post-acquisition combined entity recognizing interest expense at the market rate that was in effect on the acquisition date, which was lower than the stated rate on the substantial majority of

Larry Spirgel

March 15, 2013

Page Fourteen

Sprint’s outstanding debt. In response to the Staff’s comment, the Company has revised the disclosure in footnote 5(i)(viii) and 5(n) on page 36 to clarify the nature of the adjustment.

Note 7—Consolidation of Clearwire Corporation, page 37

42.	In regard to footnotes 7(b) and (c), please separately quantify the impact of the adjustments to eliminate related party activity and balances. Furthermore, please disclose the nature of the Sprint historical financial accounting and reporting policies that are being applied to Clearwire and quantify the pro forma impact by line-item of the application of such policies, and advise us.

Response: The Company has revised the disclosures in footnotes 7(b) and 7(c) on page 38 in response to the Staff’s comment.

43.	Regarding footnote 7(b), explain to us why the adjustment for Sprint’s equity interest in Clearwire includes the shares purchased from Eagle River, a post balance sheet transaction.

Response: In the unaudited pro forma condensed combined balance sheet as of September 30, 2012, the Company included an adjustment, labeled “(5)” and described in “Note 5-Share Purchase,” to give pro forma effect to Sprint’s acquisition of Eagle River’s interest in Clearwire, a post-balance sheet transaction. As a result, when giving pro forma effect to Sprint’s proposed acquisition of Clearwire, which was announced subsequent to Sprint’s acquisition of Eagle River’s interest in Clearwire, it was necessary to eliminate in consolidation Sprint’s historical interests in Clearwire accounted for under the equity method, including the interest acquired from Eagle River.

The Company has updated the condensed combined pro forma financial information as requested in the Staff’s comment #1 noted above. As a result, Sprint’s acquisition of Eagle River’s interest in Clearwire has been appropriately reflected in Sprint’s historical financial statements and no longer requires a pro forma adjustment.

44.	Regarding footnote 7(c), the amount of the adjustment for equity in losses recorded by Sprint for the nine months ended September 30, 2012 should be revised so that it is in agreement with the corresponding adjustment appearing on the pro forma income statement.

Response: In response to the Staff’s comment, we have added disclosures in Note 7(c)(i) on page 38 to provide additional information regarding the components of

Larry Spirgel

March 15, 2013

Page Fifteen

the adjustment.

Note 8—Clearwire Pro Forma Adjustments, pages 37 - 38

Unaudited Pro Forma Condensed Combined Balance Sheet Adjustments, page 37

45.	In regard to your purchase price allocation on page 38, please provide further supporting disclosure for each purchase price adjustment to net each tangible and intangible asset acquired and liability assumed. This disclosure should explain in greater detail what the adjustment represents and how the increase or decrease was determined, including a brief explanation of the factors and assumptions involved in the calculation. For example, please disclose and explain how you determined the increase in FCC licenses and whether you recorded any goodwill under FCC licenses and other, if material.

Response: In response to the Staff’s comment, the Company has added disclosures in Note 1 on pages 30 and 31 to provide additional information regarding the general valuation basis used to estimate fair value for the material assets acquired and liabilities. In addition, the Company has revised the disclosures associated with the purchase price allocation table in footnote 8(a), items (i) through (viii) on page 39

46.	In regard to footnote 8(f), it appears that the preliminary purchase price allocation increased Clearwire’s outstanding debt. If so, please explain how this resulted in a decrease in interest expense.

Response: The Company confirms that the preliminary purchase price allocation resulted in an increase in the carrying amount of Clearwire’s debt. The estimated fair value of the debt was determined based upon quoted prices in active markets. The difference between the carrying value of the debt and its fair value was due to numerous factors, including recent improvements in Clearwire’s credit ratings to certain of its outstanding obligations by the rating agencies. The adjustment to fair value the debt resulted in the recognition of a debt premium that should be amortized over the remaining period to maturity for each individual issuance. In accordance with ASC 835-30-45-3, amortization of a debt premium is reported as interest expense. This effectively results in the post-acquisition combined entity recognizing interest expense at the market rate that was in effect on the acquisition date, which was lower than the stated rate on the debt. In response to the Staff’s comment, the Company has revised the disclosures in footnotes 8(a) and 8(f) on pages 39 and 40 to clarify the nature of the adjustment.

47.	In regard to footnote 8(g) please expand the disclosure so that it is transparent to a reader how the adjustment amounts were calculated. You should include

Larry Spirgel

March 15, 2013

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within this disclosure the statutory tax rate and the amount of income or loss attributable to each company.

Response: The Company has added disclosures to Note 8(g) on page 40 in response to the Staff’s comment.

Sprint’s realization of deferred tax assets, including net operating loss carryforwards, is dependent on the generation of future taxable income sufficient to realize the tax deduction, carryforwards and credits. However, Sprint’s recent history of consecutive annual losses, in addition to the uncertainty concerning the forecasted income beyond 2012, reduces New Sprint’s ability to rely on expectations of future income in evaluating the ability to realize deferred tax assets. Accordingly, New Sprint does not expect to record significant tax benefits on future net operating losses until the circumstances justify the recognition of such benefits. The pro forma elimination of the majority of Clearwire’s historical income tax benefit results from New Sprint’s inability to recognize such benefits under U.S. GAAP. We have not provided the amount of income or loss attributable to each company given that it is not a primary contributor to the determination of the adjustment or the overall pro forma tax provision.

Larry Spirgel

March 15, 2013

Page Seventeen

We appreciate your time and attention to this Amendment No. 1, as well as to the Company’s responses to the Staff’s comments. Should you have any additional questions or concerns, please call me at (415) 268-6617.

Sincerely,

/s/ Brandon C. Parris
Brandon C. Parris

cc:	Celeste M. Murphy (Division of Corporate Finance)
Ajay Koduri (Division of Corporate Finance)
Robert S. Littlepage (Division of Corporate Finance)
Joe Cascarano (Division of Corporate Finance)
Ronald D. Fisher (Starburst II, Inc.)
Kenneth A. Siegel (Morrison & Foerster LLP)
Robert S. Townsend (Morrison & Foerster LLP)
Charles R. Wunsch (Sprint Nextel Corporation)
Thomas H. Kennedy (Skadden, Arps, Slate, Meagher & Flom LLP)

Enclosures